Exhibit 1

HACKENSACK, NJ,    June 19, 2007 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the six and three months ended April 30, 2007. The results of operations for the six and three months are not necessarily indicative of future operating results.

RESULTS OF OPERATIONS

Real Estate revenue for the six months ended April 30, 2007 (“Current Six Months”) increased 8.0% to $20,262,000 compared to $18,769,000 for the six months ended April 30, 2006 (“Prior Six Months”).  Real Estate revenue for the three months ended April 30, 2007 (“Current Quarter”) increased 8.8% to $10,048,000 compared to $9,235,000 for the three months ended April 30, 2006 (“Prior Year’s Quarter”).  The increase in real estate revenues was principally attributable to FREIT’s residential operations, primarily at The Boulders in Rockaway Township, NJ (“The Boulders”), which accounted for 5.7% and 6.2% of the increase for the six and three month periods, respectively. (See discussion below.)

Net income for the Current Six Months was $1,977,000 ($0.29 per diluted share) compared to $2,323,000 ($0.34 per diluted share) for the Prior Six Months. Net income for the Current Quarter was $1,131,000 ($0.16 per diluted share) compared to $1,035,000 ($0.15 per diluted share) for the Prior Year’s Quarter.

	Six Months Ended			Three Months Ended
	April 30,		Increase	April 30,		Increase
	2007	2006*	(decrease)	2007	2006*	(decrease)
	(in thousands, except per share)
Commercial revenues:
Same properties (1)	$11,000	$10,873	$127	$5,406	$5,273	$133
New properties	-	-	-	-	-	-
	11,000	10,873	127	5,406	5,273	133
Residential revenues:
Same properties (1)	8,194	7,896	298	4,070	3,962	108
New properties	1,068	-	1,068	572	-	572
	9,262	7,896	1,366	4,642	3,962	680
Total Real Estate Revenues	20,262	18,769	1,493	10,048	9,235	813

Operating expenses:
Real estate operations	8,556	8,012	544	4,128	3,905	223
General and administrative	803	526	277	413	281	132
Depreciation	2,655	2,267	388	1,349	1,137	212
Total operating expenses	12,014	10,805	1,209	5,890	5,323	567

Operating Income	8,248	7,964	284	4,158	3,912	246

Investment income	225	113	112	138	65	73

Financing costs	(6,088)	(5,507)	(581)	(3,045)	(2,772)	(273)
Minority interest in earnings of subsidiaries	(258)	(157)	(101)	(120)	(80)	(40)
Distribution to certain minority interests	(150)	(90)	(60)	-	(90)	90
Net Income	$1,977	$2,323	$(346)	$1,131	$1,035	$96

Earnings per share:
Basic	$0.29	$0.36	$(0.07)	$0.17	$0.16	$0.01
Diluted	$0.29	$0.34	$(0.05)	$0.16	$0.15	$0.01
Weighted average shares outstanding:
Basic	6,751	6,522		6,751	6,542
Diluted	6,916	6,753		6,915	6,889

(1) Properties operated since the beginning of fiscal 2006.
* Restated

The consolidated results of operations for the Current Six Months and Current Quarter are not necessarily indicative of the results to be expected for the full year.

SEGMENT INFORMATION

The following tables set forth comparative net operating income (“NOI”) data for FREIT’s real estate segments and reconciles the NOI to consolidated net income for the Current Six Months and Current Quarter, as compared to the Prior Six Months and Prior Year’s Quarter:

Six Months Ended April 30:
	Commercial				Residential				Combined
	Six Months Ended				Six Months Ended				Six Months Ended
	April 30,		Increase (Decrease)		April 30,		Increase (Decrease)		April 30,
	2007	2006	$	%	2007	2006	$	%	2007	2006*
	(in thousands)				(in thousands)				(in thousands)
Rental income	$8,262	$8,058	$204	2.5%	$9,178	$7,811	$1,367	17.5%	$17,440	$15,869
Reimbursements	2,373	2,421	(48)	-2.0%			-		2,373	2,421
Other	100	21	79	376.2%	84	85	(1)	-1.2%	184	106
Total Revenue	10,735	10,500	235	2.2%	9,262	7,896	1,366	17.3%	19,997	18,396

Operating expenses	4,303	4,096	207	5.1%	4,253	3,916	337	8.6%	8,556	8,012
Net operating income	$6,432	$6,404	$28	0.4%	$5,009	$3,980	$1,029	25.9%	11,441	10,384
Average
Occupancy %	89.7%	90.6%		-0.9%	94.3%	95.0%		-0.7%

	Reconciliation to consolidated net income:
	Deferred rents - straight lining	114	171
	Amortization of acquired leases	151	202
	Net investment income	225	113
	General and administrative expenses	(803)	(526)
	Depreciation	(2,655)	(2,267)
	Financing costs	(6,088)	(5,507)
	Distributions to certain minority interests	(150)	(90)
	Minority interest	(258)	(157)
	Net income	$1,977	$2,323
* Restated

Three Months Ended April 30:
	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	April 30,		Increase (Decrease)		April 30,		Increase (Decrease)		April 30,
	2007	2006	$	%	2007	2006	$	%	2007	2006*
	(in thousands)				(in thousands)				(in thousands)
Rental income	$4,126	$4,039	$87	2.2%	$4,621	$3,921	$700	17.9%	$8,747	$7,960
Reimbursements	1,089	1,079	10	0.9%			-		1,089	1,079
Other	57	7	50	714.3%	21	41	(20)	-48.8%	78	48
Total Revenue	5,272	5,125	147	2.9%	4,642	3,962	680	17.2%	9,914	9,087

Operating expenses	2,138	2,021	117	5.8%	1,990	1,884	106	5.6%	4,128	3,905
Net operating income	$3,134	$3,104	$30	1.0%	$2,652	$2,078	$574	27.6%	5,786	5,182
Average
Occupancy %	89.9%	90.3%		-0.4%	94.7%	95.1%		-0.4%

	Reconciliation to consolidated net income:
	Deferred rents - straight lining	59	85
	Amortization of acquired leases	75	63
	Net investment income	138	65
	General and administrative expenses	(413)	(281)
	Depreciation	(1,349)	(1,137)
	Financing costs	(3,045)	(2,772)
	Distributions to certain minority interests	-	(90)
	Minority interest	(120)	(80)
	Net income	$1,131	$1,035
* Restated

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT

FREIT’s commercial properties consist of nine (9) properties totaling approximately 1,100,000 sq. ft. of retail space and 138,000 sq. ft. of office space.  Seven (7) are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT has leased land and receives rental income from a tenant who has built and operates a bank branch on land FREIT owns in Rockaway, NJ.

As indicated in the above Segment information table, revenue from FREIT’s commercial segment for the Current Six Months and Current Quarter increased by 2.2% and 2.9%, respectively, over the comparable prior year’s periods. NOI for the Current Six Months and Current Quarter increased by 0.4% and 1.0%, over the comparable prior year’s periods. Revenues and NOI for the Current Six Months and Current Quarter were adversely affected by the anticipated planned renovation at our Damascus Shopping Center property located in Damascus, MD (the “Damascus Center”), which caused a temporary decline in occupancy levels. Average occupancy rates for FREIT’s commercial segment for the Current Six Months was at 93.8%, exclusive of the Damascus Center, compared to 93.0% for the prior year’s period. As a result of this renovation, temporary declines in both revenue and NOI were experienced at the Damascus Center of $183,000 and $187,000, respectively for the Current Six Month period and $86,000 and $97,000, respectively for the Current Quarter. (See discussion below).

Development Activities:

The Rotunda, Baltimore, MD: Acquired in July 2005, the property is on 11.5 acres of land and is currently configured into about 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower level of the main building. We are planning a modernization and expansion of the retail space, as well as the development of residential apartment units as allowed by the current zoning. Final development plans, however, are subject to approval by local governmental authorities.

Damascus Center, Damascus, MD: FREIT is planning a redevelopment of the Damascus Center. Building plans for Phase I have been completed and have been approved by governmental agencies. It is anticipated that Phase I construction will begin in 2007. Because of this redevelopment, current leases for certain tenants are being allowed to expire and are not being renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

RESIDENTIAL SEGMENT

With the completion of the 129-unit apartment community at The Boulders, FREIT now operates ten (10) multi-family apartment communities totaling 1,115 apartment units. As indicated in the table above, revenue from our residential segment for the Current Six Months increased 17.3% to $9,262,000 and NOI for the same period is also up 25.9% to $5,009,000. For the Current Quarter, revenue increased 17.2% to $4,642,000 and NOI is also up 27.6% to $2,652,000. Fiscal 2007 will be the first full year of operation for The Boulders. (See discussion below.) The contribution made by The Boulders to the Current Six Months and Current Quarter’s revenue and NOI, as compared to the Prior Year’s revenue and NOI is reflected in the following chart:

	Six Months Ended April 30,
	2007			2006
	Residential	The	Same	Same
($000)	Properties	Boulders	Properties	Properties
Revenues	$9,262	$1,068	$8,194	$7,896
Expenses	4,253	468	3,785	3,916
NOI	$5,009	$600	$4,409	$3,980

	Three Months Ended April 30,
	2007			2006
	Residential	The	Same	Same
($000)	Properties	Boulders	Properties	Properties
Revenues	$4,642	$572	$4,070	$3,962
Expenses	1,990	258	1,732	1,884
NOI	$2,652	$314	$2,338	$2,078

Revenues from FREIT’s residential properties continue to increase. Average occupancy rates for the Current Six Months and Current Quarter, exclusive of The Boulders property, which was not completed until late fiscal 2006, increased to 95.8% and 95.5%, respectively, compared to 95% and 95.1% for the prior year’s periods. The occupancy level at The Boulders was in excess of 96% at the end of April 2007, and averaged 82% during the Current Six Month period.

Capital expenditures: Since all of our apartment communities, with the exception of The Boulders, were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties. A major renovation program has been started at The Pierre Towers apartment complex (“The Pierre”). We intend to modernize, where required, all apartments and modernize some of the buildings’ mechanical services. This renovation is expected to cost approximately $2 - 4 million and take, at least, several years to complete. These costs will be financed from operating cash flow and cash reserves. Through April 30, 2007, we expended $2.5 million in capital improvements at The Pierre, including approximately $675,000 during the first six months of the year.

The Boulders, Rockaway Township, NJ

Construction started on this 129-unit garden apartment community in July 2005 and was completed during August 2006. Development costs have been financed from construction financing and from funds available from our cash and cash equivalents. Certificates of Occupancy for all of the buildings have been received, and tenants started taking occupancy during June 2006. As of May 18, 2007 occupancy was in excess of 96%. The Boulders is expected to add to future earnings, cash flow and shareholder value.

FINANCING COSTS

Financing costs before capitalized amounts for the Current Six Months and Current Quarter increased 7.5% and 4.8% to $6,088,000 and $3,045,000, respectively, over the prior year’s comparable periods.

Increased financing levels at The Boulders (construction and permanent loans) resulted in increased financing costs of $531,000 for the Current Six Months. Our acquisition loan for The Rotunda property of $22.5 million bears a floating interest rate. Higher interest rates over the course of the last year raised the level of interest expense for the Rotunda by $115,000, to $788,000 for the Current Six Month period.

DEPRECIATION

Depreciation expense for the Current Six Months and Current Quarter was $2,655,000 and $1,349,000, respectively, an increase of $388,000 and $212,000 over the prior year’s comparable periods. The increase was primarily attributable to depreciation related to The Boulders property, completed in August 2006.

FUNDS FROM OPERATIONS (“FFO”):

Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

Funds From Operations ("FFO")
	Six Months Ended		Three Months Ended
	April 30,		April 30,
	2007	2006*	2007	2006*
	($ in thousands)

Net income	$1,977	$2,323	$1,131	$1,035
Depreciation	2,655	2,267	1,349	1,137
Amortization of deferred mortgage costs	132	129	67	64
Deferred rents (Straight lining)	(114)	(171)	(59)	(85)
Amortization of acquired leases	(151)	(202)	(75)	(63)
Capital Improvements - Apartments	(239)	(458)	(65)	(119)
Minority interests:
Equity in earnings of affiliates	408	247	120	170
Distributions to minority interests	(387)	(360)	(87)	(360)

FFO	$4,281	$3,775	$2,381	$1,779

Per Share - Basic	$0.63	$0.58	$0.35	$0.27
Per Share - Diluted	$0.62	$0.56	$0.34	$0.26

Weighted Average Shares Outstanding:
Basic	6,751	6,522	6,751	6,542
Diluted	6,916	6,753	6,915	6,889

* Restated

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other
REITs may not be directly comparable.

DIVIDENDS

FREIT’s second quarter dividend of $0.30 per share was paid June 19, 2007 to shareholders of record on June 5, 2007.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $238 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400

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